May --, 2000

Dear Fellow Captec Net Lease Realty Shareholder:

         If you have not been following the recent developments about Captec Net Lease Realty, Inc. ("Captec"), here is a synopsis.

             [Insert Chart of Captec's Stock Price Since Inception]
              ----------------------------------------------------

         In November 1997, hopeful investors paid $18 per share to purchase Captec stock in an IPO. At that time, Captec's managers were granted long-term options to purchase hundreds of thousands of shares at that same price in order to "reinforce long-term goals by providing the proper nexus between the interests of management and [Captec's] shareholders." Unfortunately, by mid-December 1999, Captec's stock price had fallen to about $10 per share and the chances of profiting anytime soon from their options looked pretty slim. What could our managers do to salvage their dreams of getting rich from Captec? The answer came on December 20, 1999, when they dropped a bombshell on shareholders by announcing a plan to merge Captec with two private companies that they controlled, abandon its tax-advantaged REIT status and slash the quarterly dividend to shareholders from $0.38 to $0.11. Albert T. Adams, a director who headed the "independent" committee responsible for the plan tried to generate enthusiasm for the seemingly incestuous transactions. "This is the right strategy and direction for the company," he confidently announced. Investors, however, apparently disagreed with Mr. Adams and promptly pummeled Captec's stock price, knocking it down almost 30% that day! As one shareholder put it, "I got Captec'd."

         As details of the merger became known, shareholder resentment of management began to mount. In fact, a number of Captec shareholders accused management of self-dealing, alleging that the proposed merger was designed to benefit Captec's managers at the expense of its public shareholders. For example, one angry Captec shareholder said this about management's plan:

         It's hard for me to be civil when I see so many people being hurt financially by management's self-serving interests. . . . [CAPTEC]'s plan causes us to suffer. If you were a retiree with 10,000 shares you now have to reduce your standard of living by more than $10,000 yearly... that hurts! If management wanted to change the company and bail themselves out of their other business, they could have made [an] LBO at say $12.00 and provided shareholders with the funds to invest elsewhere in REITs that serve our income needs. That would have been the honorable thing to do, not use your position to screw everyone for your own benefit. . . . What management is intentionally doing here is one of the most uncivil things I've seen in my 30 years [of investing]. I [have] seen managements make many major mistakes that literally ruined companies but what management is trying to do here is immoral. I don't know how they could possibly look at their parents, grandparents and children in the eyes. If they were my children and did such a greedy act, I [would] be ashamed of them. . . . Shame, shame!

         On April 19, 2000, management finally filed a lengthy preliminary proxy statement that disclosed numerous conflicts on the part of our managers and their advisors related to the merger. On the same day, we also filed preliminary proxy materials with the SEC in opposition to the proposed merger and in favor of the election of directors who would commit to explore alternatives designed to maximize shareholder value. On May 1, 2000, we filed another more forceful letter with the SEC that highlighted some of the conflicts of interest and strongly opposed the merger. Three hours later, Captec management announced that it was canceling the merger because "there does not appear to be overwhelming support for this transaction." In a Dow Jones news story the following day, Ross Martin, Captec's CFO insisted perhaps somewhat disingenuously that our efforts had nothing to do with the decision to scrap the merger.

         Whatever led management to cancel the merger, investors responded favorably as the stock price rose some 20% in the days following the May 1st announcement. Despite that rise, Captec's shares are still trading at a price that is more than 30% below net asset value. So, there is lots of room for price improvement. At the annual meeting, Captec shareholders will decide who they want to represent them, the incumbent directors who stood by as Captec's price declined and who now face serious conflicts of interest, or directors whose only goal is to increase the value of your stock. Before you decide how to cast your vote, please consider these points:

     o In Captec's May 1st announcement, Patrick Beach, Captec's CEO, stated that "while we continue to believe the plan announced in December would maximize value for all shareholders over the long term, [Captec] is canceling its plan to terminate its REIT status at this time." (emphasis added) Is management planning to come back with another de-REITing plan when things simmer down? They seem to be leaving the door open.

     o In the same announcement, Mr. Beach also said, "In a market unreceptive to REIT investment, management's goal continues to be a differentiation between Captec's investment properties and those of its industry." That suggests that Mr. Beach still doesn't get it. We believe that the main reason for the depressed price of Captec stock is a perception that management is more concerned with its own income and perks than with maximizing shareholder value.

     o In the aforementioned Dow Jones story, Mr. Martin "dismisses suggestions that the company's restructuring plan was self-serving to management." Have our managers really been sobered by the negative response from shareholders? Will they now respond to legitimate shareholder concerns? Can they be trusted to maximize shareholder value and how will they allay concerns about self-dealing?

     o Mr. Martin has flatly stated that the highest offer made for Captec (and which was rejected) was at $12 per share. Yet, a highly respected real estate investor told us that he recently made an offer to Mr. Beach and Mr. Martin for $13 per share that they rejected. Perhaps there is some legitimate explanation but Mr. Martin's categorical denial does raise concerns about management's credibility and integrity.

         As might be expected, Captec's managers continue to insist that their sole objective is to increase shareholder value. As Mr. Beach says, "Our goal has been, is and will continue to be to increase returns to shareholders, period." Yet, it is indisputable that Mr. Beach has interests that are not aligned with those of other shareholders because unlike them, he derives significant income from managing Captec and affiliates of Captec. Thus, the question of whether he will be tempted to pursue actions that will benefit himself and his associates but harm other Captec shareholders persists.

         We do not know for certain whether or not their intentions have been honorable all along but we think Mr. Beach and his team simply have too many conflicts and that until they sever their relationship with Captec, its share price will continue to be depressed. For example, a financially shaky Beach-controlled company to which he and his associates have personally loaned money has borrowed more than $11 million (representing about $1.20 per Captec share) from Captec. It is difficult to see how Mr. Beach and his team can lead the way to maximizing the value of Captec stock when they have an obvious interest in not demanding repayment of that $11 million loan. In addition, two lawsuits have been filed against the current directors alleging breaches of fiduciary duty to shareholders. If the current directors are sincerely concerned about maximizing shareholder value, we think the best way to demonstrate that is to allow a new board that is not faced with similar conflicts to assume control of Captec.

         In any event, there are enough unanswered questions to warrant an independent investigation. Consequently, we are proposing that shareholders vote to recommend that an independent investigation into the circumstances leading to the proposed restructuring of Captec be conducted. If our current managers have nothing to hide, they should welcome an opportunity to clear up any doubts about their motives. However, if such an investigation indicates, for instance, that any of Captec's advisors were responsible for imposing costs on Captec that should have been paid by Mr. Beach's other companies, it may be necessary to seek appropriate relief. In that event, only truly independent directors will be able to effectively negotiate with firms that advised management with respect to the aborted merger like Prudential Securities, J. C. Bradford or Baker & Hostetler. That is because our current managers were responsible for employing these firms in the first place.

         We believe that many shareholders have lost confidence in Captec's current managers and would welcome new leadership. Consequently, at the annual meeting, we will nominate a slate of directors who are committed to increasing the value of your investment. Among the alternatives they will consider are the sale of the company, an orderly liquidation, a share repurchase program and a self-tender offer. As evidence of their commitment to deliver a higher stock price, these nominees have agreed to have their compensation held in escrow until the price of Captec stock reaches $12 per share.

         If our nominees are elected, you can be assured that (1) they will work to insure that Captec's stock price will not languish at a large discount to its liquidating value; and (2) the interests of the managers will never be placed above the interests of the shareholders.

         In addition to this mailing, you also may receive proxy-soliciting materials from the incumbent directors and a phone call from a proxy-soliciting firm that they hired with your money. They will try to convince you that the election of our nominees is "not in your best interests." Please take that with a large grain of salt. After all, they can't just say, "We like our jobs and the perks that go with them and we will spend plenty of shareholder money to keep them." All we ask is that you use your own intelligence and common sense in deciding which nominees you trust to represent your interests.

         To conclude, If you want directors who are committed to achieving a higher stock price you must return the GREEN proxy card. Remember, only the last valid proxy card you submit is counted and it supersedes any previous ones. Therefore, once you submit a GREEN proxy card, please do not sign and submit a later dated WHITE proxy card, as that will invalidate your vote. If you have any questions, please call me at (914) 747-5262 or e-mail me at OPLP@att.net.

                                                             Yours truly,


                                                             Phillip Goldstein
                                                             Portfolio Manager

 PROXY STATEMENT IN OPPOSITION TO THE SOLICITATION BY THE BOARD OF DIRECTORS OF THE CAPTEC NET LEASE REALTY, INC.

          ANNUAL MEETING OF SHAREHOLDERS (To be held on June --, 2000)

         My name is Phillip Goldstein. I am the portfolio manager of Opportunity Partners L.P., the soliciting shareholder. I am an investment manager who presently manages investment portfolios having assets in excess of $50 million. Since December 1, 1992, I have been the president and 50% shareholder of Kimball & Winthrop, Inc., a company that serves as the general partner of Opportunity Partners which is a shareholder in Captec Net Lease Realty, Inc. ("the Company"). We are sending this proxy statement and the enclosed GREEN proxy card to holders of record on May --, 2000 (the "Record Date") of the Company. We are soliciting a proxy to vote your shares at the 2000 Annual Meeting of Shareholders of the Company (the "Meeting") and at any and all adjournments or postponements of the Meeting. Please refer to the Company's proxy soliciting material for additional information concerning the Meeting and the matters to be considered by the shareholders.

         This proxy statement and the enclosed GREEN proxy card are first being sent to shareholders of the Company on or about May --, 2000.

                                  INTRODUCTION

         There is one matter that the Company has scheduled to be voted upon at the meeting:

1.   The election of nine persons to serve as directors of the Company.

In   addition, we intend to introduce the following proposal at the meeting.

2. It is recommended that the Board of Directors authorize an independent investigation of the circumstances leading to the proposed (and subsequently abandoned) restructuring of the Company.

         With respect to these matters, we are soliciting a proxy to vote your shares FOR the election of Rajeev Das, Andrew Dakos, Glenn Goodstein, Steven Samuels, Gerald Hellerman, Brian Appel, Peter Brennan, John A. (Pete) Bricker, Jr. and me to serve as directors of the Company and FOR the independent investigation of the circumstances leading to the proposed restructuring.

How Proxies Will Be Voted

         All of the proposals scheduled by the Company to be voted on at the meeting are included on the enclosed GREEN proxy card. If you will not attend the meeting and you wish to vote FOR the election of our nominees to the Board and/or FOR the independent investigation, you may do so by completing and returning a GREEN proxy card.

         If you return a GREEN proxy card to us or to our agent, your shares will be voted on each matter as you indicate. If you do not indicate how your shares are to be voted on a matter, they will be voted FOR the election of the above nominees to the Board and FOR the independent investigation of the circumstances leading to the proposed restructuring. If you return a GREEN proxy card, you will be granting the persons named as proxies discretionary authority to vote on any other matters of which they are not now aware that may come before the meeting. These may include, among other things, matters relating to the conduct of the meeting.

Voting Requirements

         If a quorum is not present at the meeting, or if a quorum is present but sufficient votes to approve any of the proposals are not received, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies, consideration of matters of which we are not aware at this time, or negotiations with the incumbent directors. The proxies may also propose one or more adjournments for other legal reasons not currently foreseen. If an adjournment of the meeting is proposed, the persons named as proxies on the GREEN proxy card will vote for or against such adjournment in their discretion. The proxies may also temporarily decline to attend the meeting (which we believe is permitted under state law), thereby possibly preventing a quorum to solicit additional proxies or for other legal reasons not currently foreseen. Please refer to the Company's proxy statement for the voting requirements for each proposal.

Revocation of Proxies

         You may revoke any proxy you give to management or to us at any time prior to its exercise by (i) delivering a written revocation of your proxy to the Company; (ii) executing and delivering a later dated proxy to us or to the Company or to our respective agents; or (iii) voting in person at the meeting. (Attendance at the meeting will not in and of itself revoke a proxy.) There is no limit on the number of times you may revoke your proxy prior to the meeting. Only the latest dated, properly signed proxy card will be counted.

Information Concerning the Soliciting Shareholder

         The shareholder making this solicitation is Opportunity Partners L.P. 60 Heritage Drive, Pleasantville, NY 10570. As noted above, I, Phillip Goldstein am an investment manager who presently manages investment portfolios having assets in excess of $50 million. Since December 1, 1992, I have been the president and 50% shareholder of Kimball & Winthrop, Inc., a company that serves as the general partner of Opportunity Partners. Opportunity Partners is a shareholder in the Company. Since 1996, I have taken an active role in urging the management of certain companies to take various actions that I believe would benefit those companies and their shareholders.

         As of May --, 2000 Opportunity Partners owned one share of Common Stock of the Company. I am also deemed to be the beneficial owner of ---,--- shares of Common Stock held in brokerage accounts by my clients (including Opportunity Partners) and me. Combined, these personal and client holdings total ---,--- shares, representing approximately -.-% of the Company's outstanding Common Stock. Exhibit 1 to this proxy statement contains a schedule showing my purchases and sales of Common Stock within the past two years.

                           REASON FOR THE SOLICITATION

         We are conducting this contest in order to give shareholders an opportunity to elect directors who are more committed to increasing shareholder value than the incumbents and that do not face the sort of conflicts of interest that the incumbent directors face. To prove their commitment, our nominees will have their fees held in escrow until the Company's stock price rises to $12 per share. We also believe that an independent investigation into the circumstances leading to the proposed (and subsequently abandoned) restructuring of the Company is warranted.

                             CERTAIN CONSIDERATIONS

         In deciding whether to give us your proxy, you should consider the following:

         Implementation of certain Board actions may require shareholder approval, and no assurance can be given that such approval will be obtained. In addition, various costs, which would be borne indirectly by shareholders, may be associated with certain actions, including but not limited to those associated with holding a special meeting of shareholders. We believe that such costs are far outweighed by the benefits to most shareholders of these actions. In addition, certain actions may have tax consequences for shareholders that cannot be quantified at this time.

         I believe that all shareholders of the Company will benefit if any actions taken to improve shareholder value or to reduce or eliminate the gap between the Company's stock price and its liquidating value are successful. However, you should know that I also have personal financial incentives to increase the Company's stock price because my clients who hold shares of the Company pay me fees that are based upon a share of the profits the client earns. Thus, these fees will partially depend on the value of the Company's shares.

                              ELECTION OF DIRECTORS

         At the meeting, I will nominate the following persons for election as a director for a term expiring in 2001.



Name, Address, Age                    Principal Business Occupation(s)
------------------                    --------------------------------
Phillip Goldstein (Age 55)            Since 1992, Mr. Goldstein has managed investments for a limited number of
60 Heritage Drive                     clients and has served as the portfolio manager and president of the general
Pleasantville, NY  10570              partner of Opportunity Partners, a private investment partnership. Mr. Goldstei has been an advocate for shareholder rights since 1996. From 1998-2000, he was director of Clemente Strategic Value Fund and was elected a director of Mexico
                                      Equity & Income Fund in February 2000.

Glenn Goodstein (Age 37)              Since 1992, Mr. Goodstein has managed investments for a limited number of clients.
16830 Adlon Road                      Between 1988 and 1996, Mr. Goodstein held several executive positions
Encino, CA  91436                     with Automatic Data Processing.

Andrew Dakos (Age 34)                 Private investor.  Vice President -- Sales, UVitec Printing Ink, Inc. since 1997,
14 Mill Street                        Sales Manager 1992-1997.
Lodi, NJ  07644

Gerald Hellerman (Age 62)             Managing director of Hellerman Associates, a financial consulting firm; Trustee
10965 Eight Bells Lane                of Third Avenue Trust since 1993; Director of Clemente Strategic Value Fund from
Columbia, MD 21044                    1998-2000.

Rajeev Das (Age 31)                   Senior Analyst for Kimball & Winthrop, Inc. since 1997.  Credit
125 Seaman Avenue                     Manager for Muriel Siebert & Company from 1995-1997.
New York, NY 10034

Steven Samuels (Age 43)               Principal of Samuels Chase & Co., a licensed broker-dealer since 1995;
72 Coleytown Road                     Principal of Kimball & Winthrop, Inc., General Partner of Opportunity
Westport, CT  06880                   Partners L.P. since 1992.

Brian Appel (Age 40)                  Managing Partner of Appel & Associates, LLP, a law firm
1901 Avenue of the Stars, No.525      specializingin real estate and commercial transactions since 1991.
Los Angeles, CA 90067

John A. (Pete) Bricker, Jr. (Age 48)  Principal and co-founder SCM Advisors, LLC (1992), investment advisor
5330 Castlewood Road                  for Sandera Capital Management, L.P.; former director General
Dallas, TX  75229                     Housewares Corp.

Peter F. Brennan (Age 45)             Co-founder of MidCap Investors (1990); President of Noyes Partners Inc.,
50 Broad Street -12th Floor           a registered broker-dealer since 1998.  Chair of Corporate Governance &
New York, NY 10004                    Shareholders Rights Committee of the NY Society of Security Analysts.

         As of May --, 2000 Mr. Das, Mr. Dakos, Mr. Goldstein, Mr. Goodstein, Mr. Brennan and Mr. Bricker beneficially owned ------, ------, -------, -------,-------- and ------ shares of the Company respectively. None of the other nominees own any shares.

         Other than fees that may be payable by the Company to its directors, none of our nominees have any arrangement or understanding with any person with respect to any future employment by the Company or by any affiliate of the Company.

         The persons named as proxies on the enclosed GREEN proxy card intend, in the absence of contrary instructions, to vote all proxies they are entitled to vote IN FAVOR of the election of the above persons, each of whom have consented to stand for election and to serve if elected. If any nominee is unable to serve, an event not now anticipated, the proxies will be voted for such other person, if any, as is designated by the persons named as proxies.

     A RECOMMENDATION THAT THE BOARD OF DIRECTORS AUTHORIZE AN INDEPENDENT INVESTIGATION INTO THE CIRCUMSTANCES LEADING TO THE PROPOSED (AND SUBSEQUENTLY
                    ABANDONED) RESTRUCTURING OF THE COMPANY

     Because of the allegations by a number of shareholders of self-dealing by management and two lawsuits, we think that an independent investigation into the circumstances leading to the proposed merger is desirable.

                                THE SOLICITATION

      I am making this solicitation on behalf of Opportunity Partners. Persons affiliated with or employed by affiliates of Opportunity Partners may assist me in the solicitation of proxies. They will not receive any special compensation for their services. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed GREEN proxy card to the beneficial owners of shares of Common Stock for whom they hold shares of record. We will reimburse these organizations for their reasonable out-of-pocket expenses.

     Initially, I will personally bear all of the expenses related to this proxy solicitation. Because I believe that the shareholders will benefit from this solicitation, I intend to seek reimbursement of these expenses from the Company. Shareholders will not be asked to vote on the reimbursement of solicitation expenses incurred by either the incumbent directors or me. I estimate that the current managers will spend about $---,000 of shareholder funds and my expenses will be about $50,000. As of May --, 2000, my expenses have been approximately $-----. If the Company does not reimburse me, I may seek reimbursement from one or more of my clients or from their affiliates.

     Neither Opportunity Partners nor I have, within the past year, been a party to any contract, arrangement or understanding with any person with respect to any securities of the Company. In addition, there is no arrangement or understanding involving either myself or any affiliate that relates to future employment by the Company or any future transaction with the Company.

                              ADDITIONAL PROPOSALS

         We know of no business that will be presented for consideration at the meeting other than that set forth in this proxy statement and in the Company's proxy statement. If any other matters are properly presented for consideration at the meeting, it is the intention of the persons named as proxies in the enclosed GREEN proxy card to vote in accordance with their own best judgment on such matters.

DATED: May --, 2000


             EXHIBIT 1: SECURITIES OF THE COMPANY PURCHASED OR SOLD WITHIN THE PAST TWO YEARS BY THE SOLICITING SHAREHOLDER

         Except as disclosed in this proxy statement, I have not had any interest, direct or indirect in the Company. The following table sets forth certain information with respect to purchases and sales of shares of Common Stock of the Company within the past two years by me and by accounts holding shares as to which I am deemed to be the beneficial owner (the "Accounts"). Some of the shares are held in margin accounts, together with other securities. Therefore, a portion of the purchase price and market value of the shares may from time to time be represented by margin borrowings, depending upon the net debit balances, if any, of the margin accounts, which fluctuate daily.

    Date          Shares Purchased           Date       Shares Purchased             Date                       Shares Sold



                                   PROXY CARD

           PROXY SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF CAPTEC NET LEASE REALTY, INC. BY OPPORTUNITY PARTNERS L.P.

           ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE --, 2000

The undersigned hereby appoints Steven Samuels, Rajeev Das, Andrew Dakos and Phillip Goldstein, and each of them, as the undersigned's proxies, with full power of substitution, to attend the Annual Meeting of Shareholders of Captec Net Lease Realty, Inc. (the "Company") to be held at ------ on -------, June --, 2000, at -------------------------------------------- (the "Meeting"), and any
adjournment or postponement thereof, and to vote on all matters that may come before the Meeting and any such adjournment or postponement the number of shares that the undersigned would be entitled to vote, with all the power the undersigned would possess if present in person, as specified below. The proxies may vote in their discretion with respect to such other matter or matters as may come before the Meeting and with respect to all matters incident to the conduct of the Meeting. The proxies may also temporarily decline to attend the meeting, thereby preventing a quorum in order to solicit additional proxies or for any other legal reason.

(INSTRUCTIONS:  Mark votes by placing an "x" in the appropriate [  ].)

1.   ELECTION OF NINE DIRECTORS

     FOR all of the nominees listed below [ ]             WITHHOLD AUTHORITY [ ]
     (except as indicated to the contrary below)          to vote for all of the
                                                          nominees listed below

              PHILLIP GOLDSTEIN, GLENN GOODSTEIN, ANDREW DAKOS,
              GERALD HELLERMAN, RAJEEV DAS, STEVE SAMUELS, BRIAN
              APPEL, PETER BRENNAN AND JOHN A. (PETE) BRICKER, JR.

         To withhold authority to vote for one or more nominees, enter the name(s) of the nominee(s) below.

 ------------------------------------------------------------------------------

2. RECOMMENDATION THAT THE BOARD OF DIRECTORS AUTHORIZE AN INDEPENDENT INVESTIGATION OF THE CIRCUMSTANCES LEADING TO THE PROPOSED (AND SUBSEQUENTLY ABANDONED) RESTRUCTURING.

     FOR [ ]                     AGAINST [ ]                   ABSTAIN [ ]


         Important - - Please sign and date below. Your shares will be voted as directed. If no direction is made, this proxy will be voted FOR the election of the nominees named above in Proposal 1 and FOR Proposal 2. The undersigned hereby acknowledges receipt of the proxy statement dated May --, 2000 of Opportunity Partners L.P. and revokes any proxy previously executed. (Important
- Please be sure to enter date.)

Please sign exactly as your name appears hereon. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. Please return promptly in the enclosed envelope.


SIGNATURE(S)______________________________________   Dated: _______________